Mail Stop 3561

December 11, 2007

By U.S. Mail and facsimile to (919) 546-3210

Robert B. McGehee
Chairman and Chief Executive Officer
Progress Energy, Inc.
410 South Wilmington Street
Raleigh, NC 27601-1748

> **Re: Progress Energy, Inc.**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 1-15929**

Dear Mr. McGehee:

We have reviewed your response letter dated October 1, 2007 and have the following comment. Please respond to our comment by December 26, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Benchmarking through 2006, page 21

1. We note your response to comment 2 in our letter dated September 21, 2007. You are required to identify all companies against which you benchmark compensation of your named executive officers notwithstanding the size of the peer group. In the future, to the extent the compensation committee is benchmarking compensation against surveys and the committee does not know the identities of such survey's participants, please so indicate in the proxy statement.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Jeff Stone
       Vice President – Controller